Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

		Company
	Predecessor	Year Ended
	One Month Ended	October 31,	October 31,	November 2,	November 1,	October 31,
	November 30, 2005	2006	2007	2008	2009	2010
Fixed charges (1)
Interest expense	$—	$121	$105	$82	$73	$32
Amortization of debt issuance costs and	—	22	4	4	4	2
Portion of rental expense representative of interest (2)	1	4	3	4	4	4

Total fixed charges	$1	$147	$112	$90	$81	$38

Earnings
Income (loss) from continuing operations before income taxes	$(23)	$(225)	$(212)	$60	$(36)	$406
Fixed charges per above	1	147	112	90	81	38

Total earnings	$(22)	$(78)	$(100)	$150	$45	$444

Deficiency of earnings to fixed charges	$(23)	$(225)	$(212)	$—	$(36)	$—

Ratio of earnings to fixed charges (3)	—	—	—	1.7	—	11.7

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtednes plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.

(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

(3)	Earnings were insufficient to cover fixed charges by $23 million, $225 million, $212 million, and $36 million, for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, and November 1, 2009, respectively.